SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ______________

Commission file number 333-136112

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roma Bank 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Roma Financial Corporation
2300 Route 33
Robbinsville, New Jersey 08691

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roma Bank 401(k) Savings Plan

Date: July 13, 2009

By: Margaret T. Norton

Margaret T. Norton
Its Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

Roma Bank 401 (K) Savings Plan

Financial Statements

December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee
Roma Bank 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Roma Bank 401(k) Savings Plan ("the Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Clark, New Jersey
July 13, 2009

Roma Bank 401 (K) Savings Plan
Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits As of December 31, 2008 and 2007	3
Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2008	4
Notes to Financial Statements	5-14
Supplemental Schedule: Schedule of Assets Held at End of Year	15

Roma Bank 401 (K) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	December 31,	
	2008	**2007**
Assets		
Investments at fair value:		
Investments in common collective trusts-		
Sunrise Retirement Income Fund	**$ 197,091**	$ 156,625
Sunrise Retirement Diversified Income Fund	**21,101**	14,891
Sunrise Diversified Equity & Income Fund	**32,716**	43,608
Sunrise Retirement Balanced Fund	**16,076**	10,963
Sunrise Retirement Balanced Equity Fund	**82,162**	80,191
Wells Fargo Stable Value Fund	**168,621**	110,870
Total investments in common collective trusts	**517,767**	417,148
Investments in mutual funds-		
AIM Capital Development Fund (A)	**25,854**	27,884
American Beacon Large Cap Value Fund	**265,391**	-
Federated Kaufmann Fund A	**35,344**	47,317
Artio International Equity Fund 11(A)	**108,247**	-
Loomis Sayles Small Cap Value Fund	**287,151**	-
T. Rowe Price Blue Chip Growth Fund	**326,755**	-
SSGA S&P Index Fund	**33,628**	59,816
Pimco Total Return Fund	**220,500**	-
RSI Retirement Trust Actively Managed Fund	-	203,338
RSI Retirement Trust Core Equity Fund	-	458,102
RSI Retirement Trust Emerging Growth Fund	-	389,508
RSI Retirement Trust International Equity	-	201,405
RSI Retirement Trust Value Equity Fund	-	377,506
Total investments in mutual funds	**1,302,870**	1,764,876
Employer stock fund	**1,860,328**	2,219,323
Investments at cost:		
Participant loans	**145,337**	132,526
Total investments	**3,826,302**	4,533,873
Cash	**4,049**	175
Total assets	**3,930,351**	4,534,048
Liabilities		
Due to broker	**3,229**	-
Total liabilities	**3,229**	-
Net assets available for benefits at fair value	**3,827,122**	4,534,048
Adjustments from fair value to contract value for fully benefit responsive investment contracts	**9,457**	333
Net assets available for benefits	**$3,836,579**	$4,534,381

The accompanying notes are an integral part of these financial statements

Roma Bank 401 (K) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

Investment Income (Loss):	
Interest and dividends	$ 71,406
Net (depreciation) in fair value of investments	(1,141,480)
Total investment (loss)	(1,070,074)
Less: investment expenses	3,045
Net investment (loss)	(1,073,119)
Contributions	
Participants	354,814
Employer	141,492
Total contributions	496,306
Total investment (loss) and contributions	(576,813)
Deductions:	
Benefits paid to participants	120,629
Administrative expenses	360
Total deductions	120,989
Net (decrease) in net assets available for benefits	(697,802)
Net assets available for benefits – beginning	4,534,381
Net assets available for benefits – ending	$ 3,836,579

The accompanying notes are an integral part of these financial statements

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

Eligibility

Roma Bank 401(K) Savings Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 1,000 hours of service in a 12 consecutive month period and attainment of the age of 21. The participant becomes eligible the first day of the payroll period following the eligibility month. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Roma Bank ("Employer Company") has voluntarily agreed to contribute 50% of the first 6% of compensation contributed by participating employees as a matching Employer Contribution. A participant may also elect to contribute voluntarily up to 25% of his or her salary, subject to applicable limits established in the Internal Revenue Code, which will not be matched by the Employer Company beyond the extent noted above, Compensation includes total remuneration paid including wages, overtime and commissions.

Participants Accounts

Each participant's account is credited with the participant's contributions, plan earnings (including appreciation or depreciation of Plan Assets) and an allocation of the Employer Company's contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting

Participants are 100% vested immediately in the employee's contribution and rollover contributions and actual earnings thereon. Employer contributions and actual earning, thereon, vest 20% a year over a five year period.

Retirement, Disability and Pre-retirement Death Benefits

Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $1,000which case the interest in the Plan will be cashed out. Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals. Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take a lump sum the vested balance of their account at any time during such payment period. Normal retirement age is 65.

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Upon death, the value of a participant's account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary). If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant's death.

There were distributions due participants in the amount of $12,907 as of December 31, 2008.

Participant Loans

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant's account. Interest rates charged on participant loans range between 5.00% and 9.25%. Participant loan balances, included in investments, at December 31, 2008 and 2007, and totaled $145,337 and $132,520 respectively.

Forfeited Accounts

At December 31, 2008 forfeited non-vested accounts totaled $2,687.

Investment Options

Participants may direct that contributions be invested in any one, or combination, of the following investment options during 2008:

A. Common Collective Trusts:

1. Wells Fargo Stable Value Fund – The Fund seeks safety of principal and consistency of returns with minimal volatility. The Fund invests in financial instruments issued by highly rated companies. These include guaranteed investment contracts (GICs), security backed contracts (synthetic GICs) and cash equivalents. The fund is for conservative investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

2. Sunrise Retirement Capital Preservation Fund – The Fund targets 10% of its assets in a diversified mix of equity mutual funds and 90% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap equity securities. The fixed income exposure will be invested in intermediate and short-term fixed income, as well as money market mutual funds.

3. Sunrise Retirement Income Fund – The Fund targets 25% of its assets in a diversified mix of equity mutual funds and 75% in fixed income mutual funds.

The equity allocation includes mutual funds that invest in U.S. large cap and small cap equity securities. The fixed income exposure will be invested in intermediate and short term fixed income, as well as money market mutual funds.

4. Sunrise Retirement Diversified Income Fund – The fund targets 40% of its assets in a diversified mix of equity mutual funds and 60% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds.

5. Sunrise Retirement Balanced Fund – The Fund targets 55% of its assets in a diversified mix of equity mutual funds and 45% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 30% U.S. large cap equity; 15% U.S. mid/small cap equity; 10% non U.S. equity; 42% fixed income; and, 3% cash equivalents.

6. Sunrise Retirement Balanced Equity Fund – The Fund targets 70% of its assets in a diversified mix of equity mutual funds and 30% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets include: 35% U.S. large cap equity; 22% U.S. mid/small cap equity; 13% non U.S. equity; 27% fixed income; and, 3% cash equivalents.

7. Sunrise Retirement Diversified Equity & Income Fund – The Fund targets 85% of its assets in a diversified mix of equity mutual funds and 15% in fixed income mutual funds. The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund's strategic asset class targets.

8. Sunrise Retirement Diversified Equity Fund – The Fund seeks to be 97% invested in a diversified mix of equity mutual funds, including mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities. The balance will be invested in a money market portfolio. The Fund's strategic asset class targets include: 42% large cap equity; 35% U.S. mid/small cap equity; 20% non U.S. equity; and, 3% cash equivalents.

B. Mutual Funds:

1. AIM Capital Development Fund (A) – The fund seeks long-term growth of capital. The Fund invests primarily in common stocks of mid-cap companies. The Fund may be appropriate for investors with a long-term investment horizon.

2. Artio International Equity Fund II (A) – The Fund seeks long term growth of capital. The Fund invests primarily in a wide variety of international equity

securities issued throughout the word, normally excluding the U.S. The Fund may be appropriate for investors with a long-term investment horizon who are willing to accept the risks of investing in stocks and the additional risks associated with foreign investments.

3. PIMCO Total Return Fund (Adm) – The fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund invests, under normal circumstances, primarily in a diversified portfolio of fixed income instruments of varying maturities. The Fund may be appropriate for investors whose goals include greater stability of principal or higher current income than can be expected from investing in common stocks.

4. SSGA S&P Index Fund – The Fund seeks to replicate the total return of the S&P 500 Index. The Fund invests primarily in stocks in the Index in proportion to their weightings in the Index. The Fund may be appropriate for investors with a long-term investment horizon.

5. T. Rowe Price Blue Chip Growth Fund (Adv) – The fund seeks to provide long-term capital growth. Income is a secondary objective. The Fund invests primarily in the common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries. The Fund may be appropriate for investors with a long-term investment horizon.

6. American Beacon Large Cap Value Fund (PA) – The Fund seeks long-term capital appreciation and current income. The Fund invests in equity securities of large market capitalization U.S. companies that appear to possess above-average earnings growth potential and dividend yields, as well as below-average price to earnings and price to book value ratios. The Fund may be appropriate for investors with a long-term investment horizon.

7. Federated Kaufmann Fund (A) – The Fund seeks capital appreciation by investing primarily in stocks of small and medium sized companies that are traded on national security exchanges, NASDAQ and on the over-the-counter market. Up to 30% of its net assets may be invested in foreign securities. The Fund may be appropriate for investors with a long-term investment horizon.

8. Loomis Sayles Small Cap Value Fund (Ret) - The Fund seeks long-term capital growth by investing primarily in equity securities of companies with market capitalizations that fall within the capitalization range of the Russell 2000 Index. The Fund may be appropriate for investors with a long-term investment horizon who are willing to accept the risks of investing in stocks and the additional risks associated with investing in small company.

C. Employer Stock Fund. The Employer Stock Fund consists primarily of Roma Financial Corp. common stock, the parent of the Sponsor Company.

Valuation of Account

The Plan uses a unit system for valuing each Investment Fund. Under this system, units represent each participant's share in any Investment Fund. The unit value is determined as of the close of business each regular business day (daily valuation).

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Roma Bank 401(K) Savings Plan Employees' Savings and Profit Sharing Plan and Trust (the "Plan") are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan. The plan invests in investment contracts through common/collective trust funds. The contract values for these common/collective trust funds are based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The Statements of Changes in Net Assets Available for Plan benefits are prepared on a contract value basis.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan's gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.

These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Participants' loans are valued at cost, which approximates fair value.

Payments of benefits

Benefit payments are recorded when paid.

Administrative Costs

Administrative costs of the plan are absorbed by Roma Bank, the Plan Sponsor.

3. RELATED PARTY TRANSACTIONS

The plan owns shares of Roma Financial Corporation common stock. The Sponsor Company pays for fees for benefit consulting, accounting and other administrative services. In addition, participants pay for administrative fees and loan fees to Bank of New York, Pentegra, State Street Invested Services and Barclay Investor Services.

4. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits consist of the following at December 31, 2008 and 2007:

	December 31,			
	2008		2007	
	Cost	Fair Value	Cost	Fair Value
Roma Financial Corp., common stock	$1,942,820	$1,860,328	$2,366,246	$2,219,323
T. Rowe Price Blue Chip Growth	315,295	326,755	- *	-
Loomis Sayles Small Cap Value	267,734	287,151	- *	-
American Beacon LargeCap Value	258,924	265,391	- *	-
Pimco Total Return Fund	218,116	220,500	- *	-
Sunrise Retirement Income Fund	197,091	197,091	151,168 *	156,625
RSI Retirement Trust Core Equity	- *	-	457,690	458,102
RSI Retirement Emerging Growth	- *	-	430,700	389,508
RSI Retirement Trust Value Equity	- *	-	422,669	377,506

*Investments are less than 5% of net assets at the indicated date.

The net appreciation (depreciation) in the fair value of investments (including gains and losses on investments brought, sold and held during the year) for each significant class of investment consists of the following of the years ended December 31:

	2008
Common/Collective Trusts	$ (53,099)
Mutual Funds	(656,599)
Employer Stock Fund	(431,782)
Total	$ (1,141,480)

Any interest and dividend income from the underlying assets of the common/collective trust funds are included in net appreciation (depreciation) for the common/collective trust fund.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(K) profit sharing plan prepared by Pentegra Services, Inc. The prototype plan obtained its latest determination letter dated March 18, 2004, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Internal Revenue Code.

The Plan's administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

7. RISKS AND UNCERTAINTIES

The plans hold investments in Roma Financial Corporation common stock, mutual funds shares and asset allocation funds whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statement of net assets available for benefits.

8. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurement (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trusts: Valued by the trustee based on the current market values of the underlying assets of the common-collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds, Common Collective Trusts: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$ 1,302,870			$ 1,302,870
Common collective trusts	349,146			349,146
Common stock	1,860,328			1,860,328
Participant loans	-		145,337	145,337
Guaranteed investment contract	-	168,621		168,621
Total	$ 3,512,344	$ 168,621	$ 145,337	$ 3,826,302

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

Description	Participant Loans
Balance, beginning of year	$ 132,526
Purchases, sales, issuances and settlements, net	12,811
Balance, end of year	$ 145,337

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for plan benefits according to the financial statements consists of the following as of December 31:

	2008	2007
Net assets available for plan benefits per the financial statements	$ 3,836,579	$ 4,534,381
Adjustments from contract value to fair value for fully benefited benefit-responsive investment contracts	(9,457)	(333)
Net assets available for benefits per the Form 5500	$ 3,827,122	$ 4,534,048

A reconciliation of net (decrease) in net assets available for benefits according to the financial statements consists of the following as of December 31, 2008:

	2008
Net (decrease) in net assets available for benefits per financial statements	$ (697,802)
Adjustments from contract value to fair value for fully benefited benefit-responsive investment contracts	(9,123)
Net (decrease) in net assets available for benefits per Form 5500	$ (706,925)

Schedule 1

Roma Bank 401 (K) Savings Plan
Employer Identification Number: 21-0550414
Plan Number: 002
Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	Identity of Issuer of Borrower (b)	Description (c)	Cost (d)	Fair Value (e)
*	Roma Financial Corp.	Employer stock fund	N/A	$ 1,860,328
	Common Collective Trusts:			
*		Sunrise Retirement Income Fund	N/A	197,091
*		Sunrise Retirement Diversified Income Fund	N/A	21,101
*		Sunrise Diversified Equity & Income Fund	N/A	32,716
*		Sunrise Retirement Balanced Fund	N/A	16,076
*		Sunrise Retirement Balanced Equity Fund	N/A	82,162
*		Wells Fargo Stable Value Fund	N/A	168,621
	Mutual Funds:			
*		AIM Capital Development Fund (A)	N/A	25,854
*		American Beacon Large Cap Value Fund	N/A	265,391
*		Federated Kaufmann Fund A	N/A	35,344
*		Artio International Equity Fund 11(A)	N/A	108,247
*		Loomis Sayles Small Cap Value Fund	N/A	287,151
*		T. Rowe Price Blue Chip Growth Fund	N/A	326,755
*		SSGA S&P Index Fund	N/A	33,628
*		Pimco Total Return Fund	N/A	220,500
*	Participant Loans	Participant Loans, 5.00% to 9.25%	N/A	145,337
	Total			$ 3,826,302

* Historical cost has not been presented since all investments are participant directed.

EXHIBIT 2

Consent of Beard Miller Company LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Roma Financial Corporation on Form S-8 (No. 333-136112) of our report dated July 13, 2009, appearing in the Annual Report on Form 11-K of Roma Bank 401(k) Savings Plan for the year ended December 31, 2008.

Beard Miller Company LLP

Clark, New Jersey
July 13, 2009